WiderThan Strengthens Its Position as a Leading Provider of RBT Services

LISBON, Portugal and SEOUL, South Korea, April 4 /PRNewswire-FirstCall/ — TMN, Portugal’s leading mobile network operator and a subsidiary of the Portugal Telecom Group, announced today that it has launched WiderThan’s (Nasdaq: WTHN) WiderMusic™ Ringback Tone (RBT) services for its subscribers. WiderThan, a leading global provider of integrated mobile entertainment solutions for wireless carriers, will operate and manage the RBT service on behalf of TMN.

RBT service is a personalized mobile music service in which a caller hears songs and other sound and voice clips instead of the traditional switchboard “ring-ring” tone. The service resides on the mobile operator’s network and can be made available to the mobile operator’s entire customer base, regardless of handset type, age, gender or technical knowledge.

TMN has a history of leading the mobile market in Portugal by providing its five million plus subscribers in a ten million market with advanced mobile services. With this agreement, WiderThan affirms its leadership in the global mobile entertainment market, adding to the millions of subscribers that already access WiderThan services provided through mobile carriers worldwide.

“As the mobile entertainment industry grows, mobile phones are evolving to become a personalized lifestyle accessory. WiderThan’s RBT service helps us deliver a complete mobile entertainment and personalization experience,” said Eduardo Claudio, business unit director of data and content at TMN. “Key factors contributing to our decision to choose WiderThan were their proven market success and technical expertise as well as the flexibility, sound quality and diverse service features of their RBT solution.”

“Since launching the world’s first ringback tone service, we have provided integrated online and mobile music services to major carrier customers around the world. We’re pleased to help TMN generate recurring revenue from a new subscriber service that differentiates their network and entertains customers with an exciting personalized service option,” said Sang-Jun Park, CEO of WiderThan.

About TMN

Created in March 1991, TMN is a subsidiary of the Portugal Telecom Group and the leading mobile telecommunications provider in Portugal. Investing on the ongoing diversification of solutions tailored to individual and professional needs, TMN makes technological innovation and orientation towards the client drive its overall activity. By deploying a fully integrated service offering with a better user experience, TMN expects to increase traffic and improve customer satisfaction with their messaging and content services.

About WiderThan

WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

04/04/2006

CONTACT:

Natalie Godsell of Fleishman-Hillard, +44 20-7395-7068,
godselln@fleishmaneurope.com, for WiderThan

Teresa Villar of TMN Portugal, 351-21-792-03-94, tmn.comunica@tmn.pt, for TMN